Penfolds
Australia's Most Famous Wine

03 SEP 15 AM 7:21

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

[redacted]

03032032

2 September 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SUPPL

SOUTHCORP LIMITED - FILE 82-2692
NEWS RELEASE – PRELIMINARY FINAL RESULTS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 SEP 15 AM 7:21

LINDEMANS
making life more enjoyable

2 September 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

NEWS RELEASE

Please find attached a News Release which the Company intends to send to the media today.

This document will also be available on the company's website at www.southcorp.com.au

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl.

SOUTHCORP
Southcorp Limited
ABN 80 007 722 643

03 SEP 15 AM 7:21

News Release

2 September 2003

SOUTHCORP RELEASES 2003 ANNUAL RESULT AND ANNOUNCES COMPREHENSIVE BUSINESS IMPROVEMENT PROGRAM

***"The full year results for 2003 were unacceptable... and reinforced the need for the substantial course of action we have taken to improve efficiencies across the company."* – John Ballard, Managing Director & CEO**

Southcorp today released its full year results for 2003 and announced a number of major changes, including a comprehensive business improvement program.

Key points:

- EBITA of $132.1 million, in line with the May 2003 forecast
- Net debt improved by almost $100.0 million from the May 2003 forecast
- Goodwill of $642.5 million written off
- Rosemount Estate brand name written down by $240.0 million, to $340.0 million
- Change in US depletions policy with an impact of $22.9 million
- Restructuring and redundancy costs of $20.8 million
- Write-down of Independence Wine Company (IWC) of $20.5 million
- Adjustment to the value of Employee Share Plans of $17.2 million
- Significantly reduced capital expenditure outlook

End of Year Results

For the year ended 30 June 2003, Southcorp recorded a loss, including significant items, of $922.9 million. This result compares to a profit of $312.7 million for the prior financial year.

Before significant items and SGARA, Southcorp recorded earnings before interest, tax and amortisation of $132.1 million. This result is consistent with the forecast of $130.0 million to $140.0 million provided to the Australian Stock Exchange in May 2003.

Managing Director & CEO, John Ballard said, "The full year results for 2003 are unacceptable and whilst they include the seeds of improvement, they reinforce the need for urgent and substantial action to improve efficiencies across the company."

Significant items included the write-off of goodwill amounting to $642.5 million and the write-down of the book value of the Rosemount Estate brand names by $240.0 million, to $340.0 million.

Mr Ballard said the write-downs were non-cash in nature and did not impact the ability of Southcorp to operate.

"The Rosemount Estate brand is a great brand and its potential for this company is simply immense," he said. "So writing down the value in the books to $340.0 million was not

something that we would intuitively do because it does not, in our opinion, show the true worth of the brand. It was done to meet the accounting standards.

"In fact Rosemount Estate is the only brand in the books that had any real value attributed to it and one option we had in adjusting its value down, was to revalue all our brands up on the balance sheet - including major brands Penfolds, Lindemans, Wynns Coonawarra Estate and Seppelt. That would have meant no write-down in total brand value at all, but given the anticipated changes in international accounting standards, which would require a future reversal, we decided not to do so.

"Let me stress that the accounting treatment in no way reflects my great belief in the power of the Rosemount Estate brand. In total, because key brands are carried at nil or minimal value, it's my view that the balance sheet significantly undervalues shareholder assets."

Directors have previously advised that there will be no final dividend. The total dividend for the financial year ended 30 June 2003 is 10 cents per share, franked to 80%.

Biggest Shake-up in Southcorp's History to Underpin Turnaround

Mr Ballard released details of recent major organisational changes made within Southcorp.

"I believe that the actions taken in the last four months represent the biggest shake-up in Southcorp's history," he said. "Of my twelve direct reports seven are new appointments, including a new Chief Financial Officer, and new heads of Global Marketing, Winemaking, Operations and Viticulture & Grape Resources.

"In the next tier of Southcorp management, 40% of positions have changed during this year. They represent a mixture of new hires in key catalyst type positions and the upgrading of responsibilities of existing executives who now have the freedom to perform to their full potential.

"The changes we have made and are making – while profound – are being tackled with the support of all who work in Southcorp, our suppliers, growers and our customers. All are determined to see Southcorp operating to its fullest potential.

"The reporting lines within the business have been reshaped to remove complexity and duplicate functions."

Mr Ballard said changes made across the company were designed to bring tighter controls and a focus on consumers.

New Global Sales and Marketing Strength

"Global marketing issues, particularly in the UK, are a major focus of the new head of Global Marketing, Adam Burck, who joined the company yesterday. He is a man who understands the UK/European and US markets and among his first priorities will be working with the UK team to finalise a new strategy for that market," he said.

Mr Ballard said the sales function had been substantially re-engineered both within Australia and the UK operation. Category management capability had been developed and the focus on the company's "on premise" business substantially upgraded.

"We have renegotiated trading terms with major customers and promotional programs and controls have been re-written. Customer relationships are on a much sounder footing than they were in May.

"Our budget has been entirely rebuilt from the ground up and the transition from volume/push focus to depletions/gross profit consumer pull focus is now a fact.

"Trade loading has ceased and we have entered the 2004 financial year without a substantial inventory overhang."

Tighter Financial Controls

"The appointment of Steve McClintock has brought fresh thinking to cost control and the financial resources within Southcorp are now focused on reducing costs and expenditure."

Mr Ballard said that one of the biggest changes had been the renegotiation of unsatisfactory grape contracts.

"Of the 39 fixed-price contracts that were the biggest contributors to over payment for grapes, we estimate that only 5 will be left by year end and these represent an insignificant tonnage.

"In addition to those contracts we had so-called onerous grape contracts and many have now been dealt with, to the point where we have been able to write back $8.5m to profit.

"In 2003 something like 13% of all grape payments were subject to over-pricing and I expect this to drop to less than 9% in 2004."

The changes made to date were aimed at getting the organisational structure where it should be, in readiness for the launch of Project Veraison, a comprehensive business improvement program.

Project Veraison[1]

Mr Ballard also announced the start of a comprehensive business improvement program named Project Veraison which is designed to focus on turning around the company's earnings. In the longer-term it will also be addressing key strategic issues as well as embedding continuous improvement and a focus on shareholder returns into everyday business practices.

A Project Veraison office has been established with a director and a team reporting directly to the CEO.

For the 2004 financial year, the key priorities for Project Veraison will be:

- The 50 business improvement and cost savings initiatives which have so far been identified covering all areas of the business
- Improvement of margins from the 2003 financial year by three to four percentage points
- Improvement in cash flow management including a reduction in capital expenditure in FY04 to around $40.0 million
- An assessment to be made of the asset base of the business with the expectation of more clarity as to the optimal asset mix by the end of the financial year
- Finalising a new marketing strategy for the UK market

[1] Veraison is a viticulture term referring to the transformation of the grapes as they start to ripen and realise their full potential.

"The cultural transformation of the company will be the driver of the longer-term success of the business as we focus on achieving acceptable returns to our shareholders," he said. "It is here that I believe Project Veraison will make its biggest contribution."

Regional Overview

The regional performance delivered results in line with those announced to the ASX in May 2003.

The Australasian region delivered EBITA of $40.1 million ($80.9 million in 2002), with volumes down 10% and sales revenue down 16%. Performance was affected by a number of factors including:

- Competitive price discounting driven by surplus wine availability
- A volume-focussed, deal-driven strategy resulting in significant promotional expenditure, retail price erosion and lower retailer support
- Product deletions which significantly affected profitability
- An inappropriate cost base for the changed market conditions

The UK & Europe delivered an EBITA loss of $8.0 million ($71.9 million profit in 2002), with volumes down 17% and sales revenue down 32%. Earnings were impacted by:

- Trade overstocking in the prior financial year which reduced the ability to sell product in the current year and required significant additional promotional expenditure to clear such inventories
- Poor control over promotional expenditures and lack of effective promotional programmes
- Oversupply of wine in the market leading to deep discounting

The Americas region delivered EBITA of $100.0 million ($134.3 million in 2002), with volumes up 10% and sales revenue down 8%. In local currency terms, revenues were up 4%. Key points:

- Depletions growth was strong during the financial year
- The introduction of new products at lower price points has occurred, with some negative impact on margins

Further details on the regional performance can be obtained from the profit report issued to the Australian Stock Exchange and is also available on the company's website at www.southcorp.com.au

For further information contact:

Investors
Kristina Devon
Direct: 61 2 9465 1048
Mobile: 0409 030 767

Media
Bill Clark
Direct: 61 2 9465 1154
Mobile: 0418 215 990

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 SEP 15 AM 7:21

LINDEMANS
making life more enjoyable

2 September 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

OPEN BRIEFING – FULL YEAR RESULTS

Attached please find a transcript of an open briefing to shareholders following the Company's full year results.

These documents will be available on the Southcorp website at www.southcorp.com.au

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl.

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

03 SEP 15 7:21

SOUTHCORP

open briefing

Southcorp Holdings Limited
403 Pacific Highway
Artarmon NSW 2064

corporatefile.com.au

Date of lodgement: 02-Sep-2003

Title: Open Briefing. Southcorp. CEO on Strategy & Outlook

Record of interview:

corporatefile.com.au
EBITA was $132.1 million, in line with your May guidance but the result included a total of $882.5 million in write-downs of goodwill and the Rosemount brand. Is this an admission that the original rationale behind the merger was flawed?

CEO John Ballard
Definitely not. I believe our strong stable of brands is our number one source of competitive advantage and the foundation for our longer term success. Today's trading environment for wine is tougher than it was a couple of years ago when the merger was completed. But the fundamentals of the business are there. Long-term demand for wine continues to grow as do the opportunities to increase distribution and per capita consumption in new markets. We have a very focused program for change and that will get us fit for the future.

corporatefile.com.au
Southcorp's 2003 EBITA was down 54 percent from the previous year. Since you joined the company four months ago, what have you identified as the issues within the business that most urgently need addressing?

CEO John Ballard
The best way to sum it up is to say that whilst Southcorp was a great wine company producing great wine, it wasn't a great business. The main problems came from excessive trade loading, which led to excessive promotional spend, which in turn put strain on customer relationships. And together with that, we had significant problems on the cost side.

Those issues are being dealt with and we're now satisfied our customer relationships are getting into better shape. Trade loading has ceased. In Australia, I

think that's been accepted in the marketplace. We're getting a clearer view of the best route to market in the UK and I believe we're in a better position to deal effectively with some of the external factors that will continue to put pressure on the business.

corporatefile.com.au
You've announced today the launch of a business improvement program, Project Veraison. Broadly, what are you hoping to achieve through the project?

CEO John Ballard
First, let me explain that "Veraison" is a viticultural term that refers to the initial ripening of the grapes, when they transform during ripening to realise their full potential. We see this as very applicable to our business. We've begun a process of transformation that will help us realise the potential of the business.

Just as aptly, Veraison is a process that happens every year, with every vintage. Our Project Veraison is also on-going and will have long-term benefits. It targets continuous improvement – incorporating better ways of doing things and continuing to improve our shareholder returns.

corporatefile.com.au
Southcorp's wine EBITA margin was 11.2 percent in 2003, compared with 19.5 percent in the previous year. You've said you expect to see margin improvement of 3 to 4 percentage points in the current year. What will be the drivers of the margin improvement?

CEO John Ballard
There are two key drivers. The first was to stop doing the things that hurt our margins, such as trade loading and inappropriate promotional policies. We've done that. Our promotional expenditure is now clearly consumer targeted and we've had terrific success with customer pull programs like the Penfolds "win a cellar" promotion.

The second source of margin improvement is to drive down the costs of the business and there are a lot of opportunities to do that. Project Veraison has identified 50 different areas already for the business to focus on.

I should also point out that our forecasts for this year are largely based around our volumes remaining pretty flat. We're looking to increase our profit through increasing efficiencies in the business.

corporatefile.com.au
Given a strengthening Australian dollar and an oversupply of wine globally, won't your ability to improve the business be limited?

CEO John Ballard
The rise in the Australian dollar may have some impact on our US business but Southcorp started exporting to the US when exchange rates were much higher than today. The excess grape supply in the US is an issue but it will affect us less than many other wine businesses. It's predominantly an issue in California, which only accounts for about 11 percent of our business within the US, which itself is just

one of our three major regional markets. For the major Californian wine companies, it's more like 25 percent of their whole business.

While these external factors will affect us, I believe the initiatives we're pursuing to improve internal efficiencies will be the key driver of our earnings turnaround.

corporatefile.com.au
A big contributor to the fall in EBITA in 2003 was the UK/Europe business, which made a loss of $8.0 million compared with profit of $71.9 million previously. What steps have you taken to address the problems in these markets and what's a realistic time-frame for turning around the UK/Europe business?

CEO John Ballard
I'm on record as saying this will take time. It could be as long as two or three years, but I'd like to think it could be quicker. The first set of issues relates to trade loading and some serious difficulties in our customer relationships. Trade loading has ceased. Trade inventories in the UK are now pretty balanced and we've renegotiated our trading terms and our promotional programs with our customers.

The second set of issues relate to the market itself. The UK's a difficult market. Relative to Australia and the US, it's a lower price point market. We still have some work to do on getting our product offer more appropriately targeted to the needs of the UK market, and that will take time.

The dynamics of our relationship with major UK retailers aren't fundamentally different from anywhere else. You have to start from the premise that if you have the right product, the right consumer offer, then both you and the retailer have the basis for building a good business. It's in the interests of both parties to work together constructively. We've lifted our game considerably in that area.

corporatefile.com.au
Southcorp's volume sales in the Americas rose by 10 percent in 2003, but EBITA margin contracted to 23.0 percent from 28.6 percent. Recent data suggests the US wine market remains tough. Can you maintain growth and hold your margins in a market suffering from oversupply and increasing pricing pressure?

CEO John Ballard
Certainly there will be pressure, both in terms of our growth and maintaining margins in the US. As I said earlier, the main pressure's in California. The major impact on margins was the currency and the change in product mix as we introduced one-and-a-half litre packages for the first time. This gave us good growth but at lower, albeit still attractive, margin.

The Australian category is still growing strongly, and this year we should continue to see growth, perhaps not at the rates we did last year, and we're working hard to maintain our margins.

corporatefile.com.au
EBITA margin in the Australasian business improved to 13.3 percent in the second half of 2003, compared with 6.8 percent in the first half. What were the drivers of the margin improvement and can it be sustained?

CEO John Ballard
Absolutely. The problems in Australia were driven by trade loading and the dumping of deleted stock lines into the market last year. This then required us to spend heavily on promotions to help the trade sell its stock. Trade loading has now ceased and inventory in Australia is now back to good levels.

The focus of our promotions has changed from volume push strategies to consumer oriented promotions. These increase brand awareness and aim to grow the category, removing the focus on purely price promotion. We've also been working hard at improving our retailer relationships and are now getting some good traction.

corporatefile.com.au
As part of Project Veraison, you've flagged the need to refocus Southcorp toward a culture driven by performance outcomes and personal accountability. How are you implementing this change?

CEO John Ballard
I believe this will be the single most valuable outcome of the project in the long term. We're leading it by involving people in the process so they're encouraged to think of better ways to do things, so they can take the initiative, experience the satisfaction and get the appropriate rewards.

Project Veraison is not just about cutting costs. It's about transforming the company by building a process of continuous improvement into our culture. That will generate a turnaround and deliver results for the years ahead.

corporatefile.com.au
What financial benchmarks will you use to assess the success of Project Veraison and of Southcorp's performance going forward?

CEO John Ballard
This business needs to make good returns for its shareholders. And what shareholders need is return on capital, and at this that stage we're returning well below our cost of capital. Our immediate priority is to get back to breakeven on that measurement. That's more important for us at the moment than growing sales or volumes.

corporatefile.com.au
Thank you John.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 SEP 15

LINDEMANS

2 September 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

TRANSCRIPT OF PRESENTATION – FULL YEAR RESULTS

Attached please find a transcript of a presentation to analysts following the Company's full year results.

These documents will be available on the Southcorp website at www.southcorp.com.au

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl.

SOUTHCORP

Full Year Results Announcement
30 June 2003

John Ballard
Managing Director &
Chief Executive Officer

Steve McClintock
Chief Financial Officer

2 September 2003

John Ballard

Managing Director &
Chief Executive Officer

Steve McClintock

Chief Financial Officer



Earnings Summary

$A million	FY 03	FY 02	% chge
Volumes (million cases 9LE)	20.7	24.9	(17%)
Revenue			
- Wine	1,180.0	1,472.0	(20%)
- Non-Wine	56.0	1,195.0	(95%)
- Total	**1,236.0**	**2,667.0**	**(54%)**
EBITA (before significant items & SGARA)			
- Wine	132.1	287.1	(54%)
- Non-Wine	-	33.2	(100%)
- Total	**132.1**	**320.3**	**(59%)**
Significant Items			
- Intangible Assets	(882.5)	-	
- Other Items	(95.3)	149.1	
SGARA	(14.2)	0.2	
Amortisation	(36.8)	(39.3)	
EBIT	**(896.7)**	**430.3**	**(308%)**

* volumes include bulk wine of 0.2 million cases 9LE in FY03 (2.7 million in FY02)

Regional Results

- Consistent with May 2003 forecast

$A million	FY03	May Update (midpoint)
Australasia	40.1	42.0
UK / Europe	(8.0)	(8.0)
Americas	100.0	101.0
	132.1	**135.0**

Restatement of Sales Revenue

$A million	FY03	FY02
Revised Policy	1,127.8	1,369.4
Previous Policy	1,342.8	1,524.9
Variance	**(215.0)**	**(155.5)**

Note - FY03 sales of $1,127.8 is before significant items of $22.9 million relating to the change in US depletions policy

Impact of FX & Hedge Book

- UK / Europe
  - Minimal impact on reported revenues given A$ strengthening only 1.3%
  - Local currency margins of +2.4% (pre impact of the hedge book and FX translation)
- Americas
  - Revenues in local currency up 4% compared to 8% decline in A$
  - Local currency margins of 27.5% (pre impact of the hedge book and FX translation)

Foreign Exchange– Hedge Book

- Strong cover for FY04

USD	FY04	FY05	FY06
Amount (USD million)	151.2	51.5	54.3
Rate	0.5688	0.5454	0.5438

GBP	FY04	FY05	FY06
Amount (GBP million)	92.8	49.8	17.7
Rate	0.3750	0.3803	0.3490

Significant Items

$A million	May Update	FY03 (pre tax)
Intangibles		
Goodwill write-off	-	(642.5)
Brand names write-down	-	(240.0)
	-	(882.5)
Other Significant Items		
US Depletions Policy	(16.0)	(22.9)
Restructure & Redundancy costs	(11.0)	(20.8)
Independence Wine Company	(20.7)	(20.5)
Employee Share Plans	(1.1)	(17.2)
Property, Plant & Equipment	-	(9.7)
Non-trading Receivables	(5.6)	(7.4)
Divested Businesses	(5.7)	(5.3)
Onerous Contracts	-	8.5
	(60.1)	(95.3)
	(60.1)	**(977.8)**

Cash Flow

$A million	FY 03	FY 02
EBITA	(859.9)	469.6
Depreciation	50.2	60.3
Non Cash Significant Items & Other	989.7	(167.0)
Change in Working Capital	53.0	(107.0)
Net Interest	(48.7)	(68.4)
Income Tax Paid	(32.3)	(28.3)
Other	(35.2)	(24.7)
Operating Cash Flow	**96.8**	**134.5**
Capital Expenditure - Wine	(75.1)	(81.8)
Capital Expenditure - Divested Businesses	-	(36.5)
Sale of Assets & Other	41.8	649.7
Investing Cash Flow	(33.3)	531.4
Share Issues	20.5	53.2
Dividends	(162.8)	(144.0)
Deferred Proceeds - Divested Businesses	18.2	121.2
Other	(3.3)	11.2
Net Cash Inflow / (Outflow)	**(63.9)**	**707.5**
Net Debt		
Opening Position	(703.6)	(1,411.1)
Net Cash Surplus / (Deficit)	(63.9)	707.5
Closing Debt Position	**(767.5)**	**(703.6)**

Net Debt 1 July 2003 (incl $74.5m dividend payment)	(842.0)
Net Debt 1 July 2003 (May 2003 forecast)	(941.0)
Improvement in Net Debt	**99.0**

Balance Sheet

$A million	FY 03	FY 02	$ chg
Trade Debtors	279.4	470.7	*(191.3)*
Current Inventory	644.4	624.1	*20.3*
Less: Trade Creditors	(225.9)	(302.4)	*76.5*
Working Capital	697.9	792.4	(94.5)
Non-Current Inventory	216.4	240.6	(24.2)
Property, Plant & Equipment	780.7	821.1	(40.4)
Intangible Assets	366.0	1,285.3	(919.3)
Other Net Assets	113.7	81.0	32.7
Provisions	(169.6)	(259.1)	89.5
Capital Employed	**2,005.1**	**2,961.3**	**(956.2)**
Net Debt	767.5	703.6	63.9
Total Equity	1,237.6	2,257.7	(1,020.1)
Capital Employed	**2,005.1**	**2,961.3**	**(956.2)**

Key Messages

- Met the EBITA forecast of $130-140 million
- Debt position is significantly better than forecast
- Action taken to convert non-core assets into cash
- Significantly reduced capital expenditure outlook
- The balance sheet is clean

John Ballard

Managing Director & Chief Executive Officer



What are the Issues?

- External factors
  - Global wine oversupply
  - Rising Australian currency
  - Retailer consolidation
- Internal issues
  - Structural
  - Executional
  - Financial

Project Veraison

- Ongoing process = continuous improvement
- Project Veraison = Future Fit
- Symbolic of transformation & realising full potential

New Senior Management Team



Chief Executive Officer
Chief Financial Officer
Executive General Manager Human Resources
Chief General Counsel And Company Secretary
Executive General Manager Investor Relations/Corporate Affairs
Executive General Manager Industry And Government Relations
Executive General Manager Winemaking
Executive General Manager Viticulture & Grape Resources
Executive General Manager Operations
Executive General Manager Chief Marketing Officer
President Europe
CEO & President Americas
Managing Director Australasia
Strong Group Functions
Strong Operating Units
Strong Sales And Marketing Units

Management Restructure

- Senior management team restructured
- Level 2 management team restructured
- Silos removed

All strategic functions report directly to CEO

Global & Regional Marketing

- Regional Marketing Directors appointed
- Chief Marketing Officer appointed
- Cross-functional global brand teams
- Charter – brand positioning & evolution

Marketing Restructured

Australian & UK Sales

- Category management developed
- On premise capabilities upgraded
- Trading terms renegotiated
- Promotional programs rewritten
- Bonus deals ceased in May
- Trade loading has ceased
- No major inventory overhang

Trading approach revised

Financial Management

- New CFO appointed
- Tighter financial controls
- Finance function reshaped

Financial Discipline

Grower Relationships & Contracts

- Contracts renegotiated
- Fixed price contract impact reduced
- Significant progress on onerous contracts
- Write back of $8.5 million

Over market contracts addressed

Project Veraison- How it Works

- Project Office established
- Dedicated Project Director
- 50 performance improvement projects
- Rigorous methodology & regular reporting

Fit for the future

Project Veraison– FY04 Focus

- Profit improvements
- Cash Flow improvements
- Asset Base
- Culture

Continuous Improvement

FY04 Outlook

- Trading overview
- Profit improvements seen in full year
- Sales and volumes will remain flat
- Margin growth 3– 4%
- Capex reduction to approx $40 million

SOUTHCORP

Appendices

- SGARA
- Restatement of Sales Revenue
- Regional Results – Australasia
- Regional Results – UK / Europe
- Regional Results – Americas
- Relevant Exchange Rates
- Regional Results – UK / Europe (local currency)
- Regional Results – Americas (local currency)
- Tax Effect of Significant Items

SGARA

$A million	FY 03	FY 02
Net Market Value of Own Grown Grapes	57.4	63.4
Vineyard Operating Costs	(55.1)	(51.4)
Previous net market value adjustments released to cost of sales	(15.7)	(11.0)
Net Decrement in Net Market Value of Grape Vines	(0.9)	(0.9)
Net SGARA Profit	(14.2)	0.2

Restatement of Sales Revenue

Revised Policy

FY03	H1	H2	FY
Australasia	228.6	184.2	412.8
UK / Europe	159.8	120.5	280.3
Americas	233.0	201.7	434.7
Total	**621.4**	**506.4**	**1,127.8**

FY02	H1	H2	FY
Australasia	278.7	210.0	488.7
UK / Europe	172.8	237.6	410.4
Americas	193.4	276.9	470.3
Total	**644.9**	**724.5**	**1,369.4**

Previous Policy

FY03	H1	H2	FY
Australasia	247.4	204.1	451.5
UK / Europe	212.2	154.0	366.2
Americas	268.6	256.5	525.1
Total	**728.2**	**614.6**	**1,342.8**

FY02	H1	H2	FY
Australasia	290.8	222.6	513.4
UK / Europe	199.0	287.8	486.8
Americas	220.7	304.0	524.7
Total	**710.5**	**814.4**	**1,524.9**

Note - FY03 sales of $1,127.8 is before significant items of $22.9 million relating to the change in US depletions policy

Regional Results- Australasia

$A million	FY 03	FY 02	% chge
Volumes (million cases 9LE)	8.8	9.7	(10%)
Sales Revenue	412.8	488.7	(16%)
EBITA	40.1	80.9	(50%)
EBITA / Sales	9.7%	16.6%	(41%)
Sales Revenue / Case $	$46.92	$50.22	(7%)

29

Regional Results- UK / Europe

$A million	FY 03	FY 02	% chge
Volumes (million cases 9LE)	6.1	7.4	(17%)
Sales Revenue	280.3	410.4	(32%)
EBITA	(8.0)	71.9	(111%)
EBITA / Sales	(2.8%)	17.5%	(116%)
Sales Revenue / Case $	$45.81	$55.46	(17%)

30

Regional Results- Americas

$A million	FY 03	FY 02	% chge
Volumes (million cases 9LE)	5.6	5.1	10%
Sales Revenue	434.7	470.3	(8%)
EBITA	100.0	134.3	(26%)
EBITA / Sales	23.0%	28.6%	(19%)
Sales Revenue / Case $	$77.68	$92.40	(16%)

FY03 sales revenue has been adjusted up by $22.9 million, representing the impact on revenue arising from the change to the US depletions policy. This has been shown as a significant item.

Relevant Exchange Rates

US	FY03	FY02	%
Weighted Average Rate	0.593	0.532	11.5%
Year End Spot Rate	0.668	0.564	18.4%

GBP	FY03	FY02	%
Weighted Average Rate	0.369	0.364	1.4%
Year End Spot Rate	0.404	0.370	9.2%

Regional Results- UK / Europe(local currency)

$A million	FY 03	FY 02	% chge
Volumes (million cases 9LE)	6.1	7.4	(17%)
Sales Revenue	280.3	410.4	(32%)
EBITA	(8.0)	71.9	(111%)
Hedge Book (Gain) / Loss	11.9	22.2	(46%)
EBITA (before hedge impact)	3.9	94.1	(96%)

GBP million	FY 03	FY 02	% chge
Sales Revenue	103.4	149.0	(31%)
EBITA [1]	2.5	34.0	(93%)
EBITA / Sales	2.4%	22.8%	(89%)
Sales Revenue / Case GBP	GBP16.90	GBP20.14	(16%)

1. A$ costs included in EBITA have been converted to GBP at FY02 rates

Regional Results- Americas(local currency)

$A million	FY 03	FY 02	% chge
Volumes (million cases 9LE)	5.6	5.1	10%
Sales Revenue	434.7	470.3	(8%)
EBITA	100.0	134.3	(26%)
Hedge Book (Gain) / Loss	(3.9)	23.9	(116%)
EBITA (before hedge impact)	96.1	158.2	(39%)

USD million	FY 03	FY 02	% chge
Sales Revenue	256.8	247.8	4%
EBITA [1]	70.6	83.9	(16%)
EBITA / Sales	27.5%	33.9%	(19%)
Sales Revenue / Case $	US$45.89	US$48.68	(6%)

1. A$ costs included in EBITA have been converted to USD at FY02 rates

Tax Effect of Significant Items

$A million	FY03 (pre tax)	Tax Effect	FY03 (post tax)
Intangibles			
Goodwill write-off	(642.5)	-	(642.5)
Brand names write-down	(240.0)	-	(240.0)
	(882.5)	-	(882.5)
Other Significant Items			
US Depletions Policy	(22.9)	-	(22.9)
Restructure & Redundancy costs	(20.8)	5.5	(15.3)
Independence Wine Company	(20.5)	-	(20.5)
Employee Share Plans	(17.2)	5.1	(12.1)
Property, Plant & Equipment	(9.7)	-	(9.7)
Non-trading Receivables	(7.4)	2.0	(5.4)
Divested Businesses	(5.3)	4.0	(1.3)
Onerous Contracts	8.5	(2.0)	6.5
	(95.3)	14.6	(80.7)
	(977.8)	**14.6**	**(963.2)**

35

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 SEP 15 7:21

LINDEMANS
making life more enjoyable

2 September 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

MARKET RELEASE

Please find attached a Market Release which the Company intends to send to the media today.

This document will also be available on the company's website at www.southcorp.com.au

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

encl.

SOUTHCORP

Southcorp Limited
ABN 80 007 722 643

Results for Year Ended 30 June 2003

2 September, 2003

OVERVIEW

Prior to significant items and SGARA, Southcorp recorded earnings before interest, tax and amortisation of $132.1 million. This result is consistent with the forecast of $130.0 to $140.0 million provided to the Australian Stock Exchange in May 2003.

Significant items included the write-off of intangible assets amounting to $882.5 million. These write-offs are non-cash in nature and do not impact the ability of Southcorp to operate in any way.

For the year ended 30 June 2003 Southcorp recorded a loss of $922.9 million. This compares to a profit of $312.7 million for the prior financial year.

Result Overview ($ million)	FY03	FY02	% chg
Revenue			
- Wine	1,180	1,472	(19.8%)
- Non-Wine	56	1,195	(95.3%)
- Total	**1,236**	**2,667**	**(53.7%)**
EBITA			
- Wine	132.1	287.1	(54.0%)
- Non-Wine	-	33.2	(100.0%)
- Total	**132.1**	**320.3**	**(58.8%)**
Significant Items			
- Intangible Assets	(882.5)	-	
- Other Items	(95.3)	149.1	
- Total	(977.8)	149.1	
SGARA	(14.2)	0.2	
Amortisation	(36.8)	(39.3)	
EBIT	**(896.7)**	**430.3**	**(308.4%)**
Net Interest	(44.5)	(61.5)	
Operating profit (loss) before income tax	**(941.2)**	**368.8**	**(355.2%)**
Income Tax	18.3	(55.6)	
Minority Interests	-	(0.5)	
NPAT	**(922.9)**	**312.7**	**(395.1%)**
Per share data:			
- Diluted Earnings Per Share	(124.2)c	42.2c	(394.3%)
- Dividends	10.0c	22.0c	(54.5%)
- Net Tangible Assets	$1.17	$1.31	(10.6%)

REVENUE

Revenue from wine activities decreased 19.8% to $1,180 million, compared to $1,472 million in the prior financial year.

Total revenue decreased 53.7% to $1,236 million, compared to $2,667 million in the prior financial year. The previous year included $1,195 million of revenue derived from divested businesses.

SIGNIFICANT ITEMS

The review of the carrying value of non-current assets foreshadowed in May 2003 has resulted in the write-off of goodwill of $642.5 million and the write-down in the value of brand names of $240.0 million referred to above. In addition, provisions against property, plant and equipment of $9.7 million have been established.

Significant items totalling $60.1 million were advised to market in May 2003. Additional significant items reflect increased restructure and redundancy costs ($9.8 million), revision to the estimated cost of adjusting the US depletions policy ($6.9 million), provision against employee share loans ($16.1 million) and a write-back relating to onerous contracts ($8.5 million).

INTEREST

Net interest was $44.5 million, compared to $61.5 million for the prior year. The reduction primarily reflecting lower borrowings as the result of business divestments.

Net borrowings at 30 June 2003 were $767.5 million. Including the dividend payment of $74.5 million paid on 1 July 2003, net borrowings were $842.0 million, an improvement of almost $100.0 million to forecast net debt of $941.0 million advised to the market in May 2003.

INCOME TAX

The income tax credit of $18.3 million for the financial year is after the write-back of an over-provision of $20.2 million relating to previous years.

Other significant permanent differences comprise the non-tax deductible write-off and amortisation of intangible assets.

SGARA

The net impact on profits of the market value adjustment for the financial year amounted to a loss of $14.2 million, compared to a profit of $0.2 million for the prior year.

The reduction is primarily the result of the lower market values for grapes and the impact of the drought on the 2003 vintage.

REGIONAL OVERVIEW

AUSTRALASIA

The financial performance for the year was driven by a number of key factors:

- Competitive price discounting driven by surplus wine availability
- A volume-focussed, deal-driven strategy resulting in significant promotional expenditure, retail price erosion and lower retailer support
- Product deletions which significantly affected profitability
- An inappropriate cost base for the changed market conditions

A detailed review of the Australasian sales organisation has been undertaken, resulting in significant upgrades in key account and State management capability. A category and space management team has also been established to develop point of sale strategies with the retail trade.

There has been a move from an over-reliance on 'push' promotional strategies to value-creating 'pull' promotional strategies, with unique consumer promotional propositions such as the Penfolds 'Win a cellar money can't buy' and Rosemount Estate's 'Win a million dollars' launched over the last two months.

Innovation in product development of on-premise/ premium and off-premise products has been accelerated. Among our key initiatives is the launch of new products in the sparkling wine category in time for Christmas under the Seaview and Killawarra brands.

Australasia ($ million)	FY03	FY02	% chg
Volume (million cases 9LE)	8.8	9.7	(10%)
Sales Revenue [1]	412.8	488.7	(16%)
EBITA	40.1	80.9	(50%)
EBITA / Sales Revenue	9.7%	16.6%	
Sales Revenue / Case $	$46.92	$50.22	(7%)

UK / EUROPE

Difficult trading conditions continue in the United Kingdom. Key factors impacting performance include:

- Trade overstocking in the prior financial year which reduced the ability to sell product in the current year and required significant additional promotional expenditure to clear such inventories
- Poor control over promotional expenditures and lack of effective promotional programmes
- Oversupply of wine in the market leading to deep discounting

The UK market continues to be very competitive. The cost of doing business increased over the year as the trend towards deeper discounts accelerated, and Europe saw the full impact of economic difficulties in the key markets of Germany, Switzerland and Ireland.

A strategic initiative has been commenced to refine our approach to the UK market.

While we believe we have identified the problems facing our UK business and action driving improvement has already been taken, turning this business around will take some time.

UK / Europe ($ million)	FY03	FY02	% chg
Volume (million cases 9LE)	6.1	7.4	(17%)
Sales Revenue [1]	280.3	410.4	(32%)
EBITA	(8.0)	71.9	(111%)
EBITA / Sales Revenue	(2.8%)	17.5%	
Sales Revenue / Case $	$45.81	$55.46	(17%)

AMERICAS

The results reflect the following:

- Depletions growth was strong during the financial year
- Volumes affected by trade loading in the previous financial year
- The introduction of new products at lower price points has occurred, with some negative impact on margins

Difficult market conditions are expected to continue in 2004. The above-market growth of the Australian segment has attracted a significant amount of competitive activity.

In addition, the continuing surplus of California wine grapes has seen the emergence of the 'Super Value' segment, which features wines that retail for US$2 - 4.

Some consumers of premium wines can be expected to trade down to these products while excess wine stocks mean that these products can over deliver on quality.

Americas ($ million)	FY03	FY02	% chg
Volume (million cases 9LE)	5.6	5.1	10%
Sales Revenue [1]	434.7	470.3	(8%)
EBITA	100.0	134.3	(26%)
EBITA / Sales Revenue	23.0%	28.6%	
Sales Revenue / Case $	$77.68	$92.40	(16%)

[1] Revenues in the previous year have been restated to reflect a revision to the policy. There is no effect on operating profit from ordinary activities.

SIGNIFICANT ITEMS

Significant items of $977.8 million before tax were incurred during the financial year. Details of major items have been detailed below:

Intangible Assets – represents the write-off of goodwill $642.5 million and a write-down in the value of the Rosemount brand by $240 million. The resulting carrying value of the Rosemount brand of $340 million is consistent with an independent valuation of the brand.

US Depletions Policy – as previously foreshadowed, expenses associated with certain promotional and depletion allowances are now recognised at the time revenue from the sale is recognised. Previously, such allowances were accrued at the time they became due and payable.

Restructure and Redundancy – the increase in this expense since the previous market update reflects the cost of additional redundancies to 30 June 2003 and the various initiatives being implemented by the company.

Independence Wine Company (IWC) – the company has concluded its IWC joint venture which has led to asset write-downs of $12.3 million and the $8.2 million write-down in the carrying value of the company's 100% owned Californian vineyards.

Employee Share Plans – amounts receivable under the various employee share plans are now "marked to market". The fall in share price in the financial year has resulted in a significant provision being established against employee share loans at 30 June 2003.

Property, Plant & Equipment – write-down to recoverable amount of certain non current assets associated primarily with the company's vineyards and winery assets in France and the USA.

Divested Businesses – the divestment of businesses in prior years has resulted in certain additional expenses in the current year amounting to $5.3 million. The amount disclosed is net of profits derived from the sale of certain non-current assets.

Onerous Contracts – a reassessment of the required provision at 30 June 2003 has resulted in a write-back to profits of $8.5 million.

Significant Items ($ million)	
Write-down of Intangibles	(882.5)
US Depletions Policy	(22.9)
Restructure & Redundancy costs	(20.8)
Independence Wine Company	(20.5)
Employee Share Plans	(17.2)
Property, Plant & Equipment	(9.7)
Non-trading Receivables	(7.4)
Divested Businesses	(5.3)
Onerous Contracts	8.5
	(977.8)

CASH FLOW

Net debt at the balance date of $767.5 million is almost $100 million below the forecast previously given to the market.

Net operating cash flows decreased 28% to $96.8 million. Major factors were:

- Reduced operating performance in the year
- Reductions in net interest paid resulting from lower debt levels
- A $61.8 million grape payment payable in 2002 but paid in the current financial year

Capital expenditure for the year was $75.1 million. Expectations for next financial year are below $40 million.

Income tax payments are also expected to reduce significantly in the next financial year.

Proceeds from the sale of the Water Heater business in the prior year significantly increased investing cash flows in that year. The current year saw a continuation of the sale of divested business assets, albeit at a reduced level.

Cash Flow ($ million)	FY03	FY02
EBITA	(859.9)	469.6
Depreciation	50.2	60.3
Non-cash Significant Items and Other	969.7	(167.0)
Change in Working Capital	53.0	(107.0)
Net Interest	(48.7)	(68.4)
Income Tax Paid	(32.3)	(28.3)
Other	(35.2)	(24.7)
Operating Cash Flow	**96.8**	**134.5**
Capital Expenditure – Wine	(75.1)	(81.8)
Capital Expenditure – Divested Businesses	-	(36.5)
Sale of Assets & Other	41.8	649.7
Investing Cash Flow	**(33.3)**	**531.4**
Share Issues	20.5	53.2
Dividends	(162.8)	(144.0)
Proceeds from the Sale of Previously Divested Businesses	18.2	121.2
Other	(3.3)	11.2
Financing Cash Flow	**(127.4)**	**41.6**
Net Debt		
Opening Position	(703.6)	(1,411.1)
Net Cash Inflow / (Outflow)	(63.9)	707.5
Closing Position	**(767.5)**	**(703.6)**

BALANCE SHEET

Capital employed has reduced significantly as a result of the write-down in intangible assets.

Inventory levels are consistent with last year largely reflecting the impact of the drought on the 2003 vintage. These levels are pleasing given the significant trade loading in May and June 2002 which saw prior year inventory levels reduce and debtors increase.

Creditors in the prior year included an amount of $61.8 million relating to 2002 vintage grape payments paid on 1 July 2002.

The reduction in property, plant and equipment reflects primarily the continued divestment of assets associated with discontinued businesses and the write-down in the value of French and US vineyard holdings.

Since 30 June 2003, other net assets have reduced by a further $51.0 million as a result of the early settlement of a debt arising from a vendor financed business sale and the settlement of litigation with respect to a previous divestment. These amounts have been received in cash by the company.

Gearing (net debt to equity) was 62.0% compared to 31.2% at 30 June 2002. The increase is largely the result of the write-off of intangible assets.

Balance Sheet ($ million)	FY03	FY02
Trade Debtors	279.4	470.7
Current Inventory	644.4	624.1
Less: Trade Creditors	(225.9)	(302.4)
Working Capital	697.9	792.4
Non-Current Inventory	216.4	240.6
Property, Plant & Equipment	780.7	821.1
Intangible Assets	366.0	1285.3
Other Net Assets	113.7	81.0
Provisions	(169.6)	(259.1)
Capital Employed	**2005.1**	**2961.3**
Net Debt	767.5	703.6
Total Equity	1237.6	2257.7
Capital Employed	**2005.1**	**2961.3**

PRIORITIES AND OUTLOOK FOR FY04

For the next financial year, revenue and volumes are expected to remain flat. In A$, revenues are also expected to show minimal growth, notwithstanding some improvement in underlying case rates.

The business improvement program announced today, Project Veraison, has established a number of profit improvement and strategic initiatives for the 2004 financial year. Cost saving initiatives in the areas of production, overheads and end markets have been commenced and are expected to generate margin growth of approximately three to four percentage points on sales revenue in the 2004 financial year.

The costs of the initiatives being undertaken are expected to be $5-10 million in the 2004 financial year. These costs will be reported as significant items.

Significant trade loading in December 2002 which will not occur in 2003 is anticipated to result in lower first half trading results than for the corresponding prior half year.

A focus on cash management in 2004 will see a reduction in capital expenditure to approximately $40 million, compared to $75 million in 2003. Income tax payments are also expected to significantly reduce.

DIVIDENDS

Directors have previously advised that there will be no final dividend. The total dividend for the financial year ended 30 June 2003 is 10 cents per share, franked to 80%.

The timing of the reintroduction of dividend payments is dependent on the future performance of the company.

STATEMENT AS TO AUDIT

This report is based on financial statements which have been audited and which form part of the Appendix 4E. The unqualified auditor's report is attached to the financial statements.

For further information contact:
Investors: Kristina Devon (02) 9465 1048
Media: Bill Clark (02) 9465 1154
Website: www.southcorp.com.au

1 September 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

SOUTHCORP ANNOUNCES BOARD CHANGES

The Directors of Southcorp have today announced that they intend to nominate Mr E J J Pope and Mr J Murphy for election as Directors at the forthcoming Annual General Meeting of the Company to fill vacancies caused by the retirement of Mr D R Argus and the foreshadowed retirement of Mr R F E Warburton.

A copy of an announcement which the Company intends to release to the media today is attached.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

ASX Announcement

Southcorp Announces Board Changes

1 September, 2003

The Directors of Southcorp today announced that they intend to nominate Mr E J J Pope and Mr J Murphy for election as Directors at the forthcoming Annual General Meeting of the Company to fill vacancies caused by the retirement of Mr D R Argus, and the foreshadowed retirement of Mr R F E Warburton announced on 27 August 2003.

Ern Pope is 56, and resides in Sydney. He is currently the President & Chief Executive Officer (Asia, Oceania & Africa) of Nestlé Purina PetCare. After a 15 year career with Kraft in Australia, the Philippines and the United States, he became Managing Director of Carnation Australia in 1983. Following Nestlé's acquisition of Carnation in 1985, he held a number of senior roles with Nestlé in Australia, and New Zealand (including Managing Director of Nestlé Australia from 1992 to 1998) and Nestlé's headquarters in Switzerland (where he was a Senior Vice President), before returning to Australia in 2001 to assume his current role. Mr Pope is a Director of Nestlé Australia Limited and related companies. He is a past Director of Grocery Manufacturers of Australia, and a founder and past Director of the Australian Food and Grocery Council.

John Murphy is 50 and resides in Sydney. He is a Fellow of the Australian Society of Certified Practicing Accountants and a member of the Institute of Chartered Accountants. A former partner of Arthur Andersen (where he held national and regional responsibilities), Mr Murphy has 25 years experience in corporate reconstruction, turnaround and corporate advisory assignments. Since 1998 he has been engaged in private equity investment and is currently the Managing Director of Investec Wentworth Private Equity Pty Limited, the private funds manager of Investec Bank (Australia) Limited. Mr Murphy is a member of the Board of each of the fund's major investments.

Southcorp's Directors have also decided that, as from the close of the 2003 Annual General Meeting, retirement benefits of Non-Executive Directors will cease to accrue. Benefits accrued to that date will be quarantined, for payment to the relevant Directors upon their retirement from the Board. For the future, existing and new Non-Executive Directors will not accrue retirement benefits, other than superannuation entitlements based on contributions made by the Company on their behalf at the statutory rate. No increase in Directors' fees is contemplated as a result of this change.

Southcorp's Annual General Meeting will be held at the Adelaide Convention Centre on 14 October. The Notice of Meeting and the Annual Report are scheduled to be dispatched to shareholders on 12 September 2003.

For further information, contact:

Bill Clark
EGM, Corporate Affairs & Investor Relations

Telephone: (02) 9465 1154
Facsimile: (02) 9465 1181
Email: bill.clark@southcorp.com.au